UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  December 20, 2007

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House
2nd Floor
2 Royal Mint Court
London  EC3N 4QN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes ☐                             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes ☐                            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

December 20, 2007:  Notice is hereby given that, effective on or about December 13, 2007, Britannia Bulk plc’s parent holding company terminated the services of its principal independent auditor, Moore Stephens Hays LLP, of New York (the “Former Accountant”).

The Former Accountant’s principal accountant reports on the financial statements of Britannia Bulk for each of the past two fiscal years ended December 31, 2006 and 2005, respectively, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The change in auditor was recommended and approved by Britannia Bulk’s Audit Committee of its Board of Directors.

During the two fiscal years ended December 31, 2006 and the subsequent interim period preceding such dismissal, Britannia Bulk is not aware of any disagreements with the Former Accountant (whether resolved or unresolved) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Britannia Bulk is not aware of any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) that have occurred during the two most recent fiscal years and the subsequent interim period preceding the dismissal of the Former Accountant.

Britannia Bulk engaged Grant Thornton LLP (the “New Accountant”) as its new independent registered public accounting firm effective on or about December 13, 2007.  This appointment has been approved by the Audit Committee of the Board of Directors of Britannia Bulk.  The New Accountant will audit Britannia Bulk financial statements for the year ending December 31, 2007 and will review its quarterly financial statements beginning with those prepared for the first quarter of fiscal year 2007.

During the two most recent fiscal years and the interim period preceding the appointment of the New Accountant, Britannia Bulk has not consulted with the New Accountant regarding either (1) the application of accounting principles to a specified transaction (either completed or proposed) or the type of audit opinion that might be rendered on Britannia Bulk’s financial statements, and neither a written report nor oral advice was provided to Britannia Bulk that the New Accountant concluded was an important factor considered by Britannia Bulk in reaching a decision as to the accounting or financial reporting issue; or (2) any matter that was either the subject of a “disagreement” (as defined in Regulation S-K, Item 304(a)(1)(iv)) or “reportable event” (as described in Regulation S-K, Item 304(a)(1)(v)).

Britannia Bulk had previously engaged the New Accountant on or about October 5, 2007 to assist management with a high level risk assessment and with documenting certain of its existing internal control systems in preparation for management’s annual report on internal controls over financial reporting in compliance with Section 404 of the Sarbanes Oxley Act of 2002 for its next annual report on Form 20-F in respect of the fiscal year ending December 31, 2007.  The New Accountant ceased providing these services to Britannia Bulk on  December 11, 2007.  The provision of such services by the New Accountant did not impair the New Accountant’s independence under Rule 2-01 of Regulation S-X.

Britannia Bulk has provided the Former Accountant with a copy of the disclosure provided under this Report on Form 6-K and has advised them to provide Britannia Bulk with a letter addressed to the U.S.  Securities and Exchange Commission stating whether it agrees with the disclosure made herein and, if not, stating the respects in which it does not agree.  A copy of  the Former Accountant’s response is attached hereto and incorporated herein by reference.

477 Madison Avenue

10th Floor

New York, NY 10022-5892

United States of America

Tel: +212/572-5500

Fax: +212/572-5572

www.haysco.com

December 20,2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Ladies and Gentlemen:

We have read the Form 6-K dated December 20, 2007 of Britannia Bulk PIC and are in agreement with such statements, except that we are not in a position to agree or disagree with the third, sixth, seventh or eighth paragraphs of such Form 6-K.

If you have any questions or need additional information, please contact us at 212-572-5500.

Very truly yours,

Moore Stephens Hays LLP

Personal Attention ...Global Connections™

A member firm of

Moore Stephens International

Members in principal cities throughout the world

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: December 20, 2007	Chief Financial Officer